UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Insigneo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, 10th Floor
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice (305) 760-6501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3310 Mary Street, Suite 501	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gene Stice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Insigneo Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

Mott Marvin Kornicki
COMMISSION # GG265229
EXPIRES: Nov. 29, 2022
Bonded Thru Aaron Notary

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Insigneo Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Insigneo Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, changes in liability subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Insigneo Securities as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Insigneo Securities, LLC's management. Our responsibility is to express an opinion on Insigneo Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Insigneo Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Insigneo Securities, LLC's financial statements. The supplemental information is the responsibility of Insigneo Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Insigneo Securities, LLC's auditor since 2007.

Miami, Florida
March 31, 2021

INSIGNEO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 10,009,418
Receivable from broker-dealers	4,776,911
Securities owned, at fair value	50,830
Restricted cash	250,000
Broker advances, notes, and other receivables	2,465,913
Receivable from related parties	49,935
Property and equipment, net	231,567
Right of use lease assets, net	901,331
Prepaid expenses and other assets	723,098
	$ 19,459,003

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,388,460
Commissions payable	7,593,378
Payable to related parties	42,395
Lease liabilities	424,153
Securities sold, but not yet purchased, at fair value	14,678
Total liabilities	11,463,064
LEASE COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	7,995,939
	$ 19,459,003

See accompanying notes to the financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Insigneo Securities, LLC (the "Company"), was organized on December 24, 1998 as a Florida Limited Liability Company. The Company is a broker and dealer that sells listed and over the counter equities, listed options, mutual funds, and government and corporate bonds to retail investors, primarily on a riskless principal basis. The Company also provides execution and administrative services to sub-brokers and other financial intermediaries, both foreign and domestic. The Company is a wholly-owned subsidiary of Insigneo Financial Group, LLC (the "Parent").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Method of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments such as money market funds, with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits. Cash denominated in foreign currencies is valued at quoted exchange rates.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The cash balances in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash.

Property, Depreciation and Amortization

Property is stated at cost. Expenditures for property which substantially increase useful lives are capitalized. Depreciation and amortization is provided for on a straight-line basis over the useful lives of the respective assets ranging from 3 to 7 years or the term of the lease. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts.

Broker Advances and Notes Receivable

Broker advances and notes receivable are comprised of balances due from brokers and certain former brokers. The carrying amount of the balances reflects the unrepaid portion of non-forgivable advances and loans and the amortized balance of forgivable loans. Forgivable loans are amortized on a monthly basis over the life of the loan.

Non-forgivable advances and notes receivable are charged off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote. Amortized forgivable loan balances, whose agreement provisions are breached, are reinstated to the most recent forgiveness date and collection efforts are enacted.

Income Taxes

The Company is a Limited Liability Company, which is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on the Parent's income tax return. No provision for income taxes is included in the accompanying financial statements, as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years *(generally a period of three years from the later of each return's due date or the date filed)* that remain subject to examination by the Company's major tax jurisdictions.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the "Assessment") for tax years beginning after December 31, 2017, rather than the partners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current partners' pro-rata at the time the Assessment is levied absent claw-back provisions to any former partners or other special allocation provisions within the entity's governing documents.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Receivable from related parties

Receivable from related parties are outstanding amounts for reimbursement of expenses incurred on behalf of related parties. The carrying amounts may be reduced by an allowance that reflects management's best estimates of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion if any, of the balance that will not be collected. As management believes that the items are fully collectable and are therefore stated at net realizable value at December 31, 2020, management has not recorded an allowance for doubtful accounts.

ASC 606 Revenue Recognition

The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly and are accrued using managements be estimate.

Principal transactions – the Company effects riskless principal transactions which are trades executed through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Revenue from riskless principal transactions consists of mark-ups and mark-downs that result from the Company's purchase and sale of over-the-counter corporate obligations, certificates of deposit including structured notes, and municipal obligations. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Account maintenance fees – consist of fees charged to clients for various services performed by the Company including the supervision of account activity, ensuring compliance with industry rules and regulations, distributing client funds as requested, and other administrative and operational activities. This fee is charged semi-annually in advance. There is no contract or specific performance obligation associated with the fee however the fee is deferred and recognized over the six month period.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 606 Revenue Recognition (Continued)

Transaction processing and other account related fees – consist of ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received.

Dividend and interest income – Dividend income is recognized on the accrual basis as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

ASC 842 Leases

In accordance with ASC 842 – *Leases*, the Company records a right-of-use asset and related lease liability on the statement of financial condition for leases in excess of one year. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate of 4.50% to determine the Company's effective cost of capital. Lease costs for lease payments are recorded on a straight-line basis over the term of the lease.

NOTE 2. RECEIVABLE FROM BROKER-DEALERS

The Company maintains a clearing agreement with Pershing, LLC ("Clearing Organization"), a Bank of New York Company, whose principal office is in Jersey City, New Jersey. Under the agreement, the Clearing Organization clears securities transactions, on a fully disclosed basis, and carries account assets for the Company and its clients. At December 31, 2020, the amount receivable from the Clearing Organization represents cash maintained at the Clearing Organization as well as commissions and other revenues earned but not yet paid.

The amounts receivable from the Clearing Organization as of December 31, 2020 is $4,442,460 and relates to commissions and fees receivable.

The Company has agreed to indemnify the Clearing Organization for losses that they may sustain from the client accounts introduced by the Company. At December 31, 2020, the Clearing Organization has made no claim for client related losses and the Company has made no reserve for potential future losses.

The Company is subject to credit risk of the Clearing Organization if it is unable to repay balances due or deliver securities in their custody.

The Company also maintains business relationships with other broker-dealers and mutual fund companies through whom they purchase or sell certain fixed income securities and mutual funds. The amount receivable from these broker-dealers as of December 31, 2020, totaled $309,412.